UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.

(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     FORM 20-F      X           FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     YES      X            NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

(Registrant)

Date September 4, 2003	By “Douglas R. Halward”

(Signature)

Douglas R. Halward, President

(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	BC Form 51-901F together with schedules A (unaudited financial statements for the nine months ended June 30, 2003), B (supplementary information) and C (management discussion and analysis)
EXHIBIT B:	News release dated August 29, 2003

EXHIBIT A

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

For Quarter Ended:	June 30, 2003
Date of Report:	August 29, 2003

Name of Issuer:	Consolidated Envirowaste Industries Inc.
Issuer Address:	27715 Huntingdon Road, Abbotsford, B.C. V4X 1B6

Issuer Fax Number:	(604) 856-5644
Issuer Telephone Number:	(604) 856-6836

Contact Name:	Doug Halward
Contact Position:	President
Contact Telephone Number:	(604) 856-6836
Contact Email Address:	wade@envirowaste.ca

Web Site Address:	Not applicable

CERTIFICATE

The one schedule required to complete this Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name: “Douglas Halward”	Date Signed: August 29, 2003

Director’s Name: “James Darby”	Date Signed: August 29, 2003

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements

June 30, 2003 and 2002

Index

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Schedule of Consolidated Cost of Sales

Schedule of Consolidated Direct Selling Expenses

Schedule of Consolidated General and Administrative Expenses

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheet
June 30, 2003 and 2002

	June 30,	June 30,	September 30,
	2003	2002	2002

ASSETS
Current
Cash and cash equivalents	$1,666,743	$1,666,706	$2,559,153
Term deposit, restricted	—	—	805,840
Accounts receivable	3,496,145	3,457,034	2,349,973
Inventories (note 2)	916,577	959,933	1,084,342
Refundable income taxes	—	11,516	75,586
Future income tax asset	296,776	—	349,758
Prepaid expenses and deposits	371,931	215,893	281,538

	6,748,172	6,311,082	7,506,190
Capital assets (note 3)	7,928,947	6,161,031	5,949,589
Assets under capital leases (note 4)	2,476,071	1,739,643	2,200,503
Future income tax asset	214,018	—	252,227
Other assets (note 5)	38,991	822,302	56,797

	$17,406,199	$15,034,058	$15,965,306

LIABILITIES
Current
Demand loans, secured (note 6)	$1,036,851	$120,000	$—
Accounts payable and accrued liabilities	2,196,264	2,442,975	2,531,284
Income taxes payable	180,053	—	—
Deferred revenue	147,959	354,271	124,946
Principal of long-term debt due within one year	864,308	1,219,312	1,078,108
Principal of capital lease obligations, due within one year	482,168	279,692	415,048

	4,907,603	4,416,250	4,149,386
Long-term debt (note 7)	1,418,354	1,797,011	1,404,372
Obligations under capital leases (note 8)	1,695,475	1,243,088	1,762,919
Loans payable (note 9)	2,419,486	2,460,873	2,386,312

	10,440,918	9,917,222	9,702,989

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,323,082	15,316,422	15,316,422
Unrealized foreign exchange gain	512,027	218,070	404,578
Deficit	(8,869,828)	(10,417,656)	(9,458,683)

	6,965,281	5,116,836	6,262,317

	$17,406,199	$15,034,058	$15,965,306

Commitments (note 13)

Approved by the Directors:

[signed]	[signed]

Douglas R. Halward	James E.H. Darby

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Operations and Deficit
For the nine months ended June 30, 2003 and 2002

	3 months	3 months	9 months	9 months
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Revenue
Bulk	$617,844	$742,854	$1,595,299	$1,677,122
Packaged products	1,974,112	2,133,545	2,694,844	2,990,635
Tipping fees (net)	5,458,644	6,090,548	14,680,312	16,568,661

	8,050,600	8,966,947	18,970,455	21,236,418
Cost of sales (schedule)	4,595,092	5,236,690	11,312,636	12,862,954

Gross margin	3,455,508	3,730,257	7,657,819	8,373,464
Direct selling expenses (schedule)	1,363,769	1,517,390	3,242,206	3,867,651
General and administrative expenses (schedule)	1,255,210	1,306,687	3,693,936	3,701,144

Operating earnings	836,529	906,180	721,677	804,669
Other income (expense)
Interest and sundry	32,892	17,235	131,590	56,076
Provision for performance incentives	(54,092)	—	(54,092)	(100,000)
Gain (loss) on disposal of capital assets	(1,587)	177,507	55,123	429,930

Earnings before income taxes	813,742	1,100,922	854,298	1,190,675
Income taxes (note 14)	125,376	1,291	265,443	1,291

Net earnings for the period	$688,366	$1,099,631	588,855	1,189,384

Deficit, beginning of year			(9,458,683)	(11,607,040)

Deficit, end of period			$(8,869,828)	$(10,417,656)

Earnings per share — basic	$0.07	$0.11	$0.06	$0.12

Earnings per share — fully diluted	$0.07	$0.11	$0.06	$0.12

Weighted average number of common shares outstanding — basic	9,994,299	9,976,299	9,985,596	9,940,127

Weighted average number of common shares outstanding — fully diluted	10,133,484	10,137,173	10,124,781	10,101,001

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Cash Flows
For the nine months ended June 30, 2003 and 2002

	3 months	3 months	9 months	9 months
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Cash flows from (used in) operating activities
Net earnings for the period	$688,366	$1,099,631	$588,855	$1,189,384
Items not involving cash:
Amortization	554,467	628,834	1,728,631	1,957,540
(Gain) loss on disposal of capital assets	1,587	(177,507)	(55,123)	(429,930)
Unrealized foreign exchange gain (loss)	73,869	(165,997)	107,674	(136,136)
Future income taxes	45,642	—	91,191	—

	1,363,931	1,384,961	2,461,228	2,580,858
Cash generated from (used in) operating working capital:
Accounts receivable	(433,998)	(238,919)	(1,146,172)	(228,463)
Inventories	459,885	506,644	167,765	134,867
Refundable income taxes	—	587	75,586	(11,516)
Prepaid expenses and deposits	(120,419)	(16,080)	(90,393)	108,726
Accounts payable and accrued liabilities	40,298	(101,545)	(335,020)	(244,873)
Income taxes payable	112,352	—	180,053	—
Deferred revenue	1,528	118,371	23,013	(75,865)
Current portion of long-term debt	(75,673)	(601,745)	(213,800)	(760,337)
Current portion of capital lease obligations	(26,245)	255,321	67,120	247,194

	1,321,659	1,307,595	1,189,380	1,750,591

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	23,774	(755,237)	13,982	(1,566,458)
Increase (decrease) in obligations under capital leases, net	(255,565)	1,194,824	(67,444)	1,182,352
Increase (decrease) in loans payable	(17,823)	—	33,174	168,451
Issuance of share capital	—	—	6,660	24,375

	(249,614)	439,587	(13,628)	(191,280)

Cash flows from (used in) investing activities
Acquisition of capital assets	(1,898,950)	(438,295)	(3,373,594)	(722,992)
Proceeds from the sale of capital assets	4,205	412,426	138,536	827,618
Acquisition of assets under capital leases	(34,500)	(1,758,528)	(675,795)	(1,758,528)
Acquisition of other assets, net	—	—	—	(797,609)

	(1,929,245)	(1,784,397)	(3,910,853)	(2,451,511)

Decrease in cash and cash equivalents	(857,200)	(37,215)	(2,735,101)	(892,200)
Cash and cash equivalents, beginning of period	1,487,092	1,583,921	3,364,993	2,438,906

Cash and cash equivalents, end of period	$629,892	$1,546,706	$629,892	$1,546,706

Represented as:
Cash and cash equivalents	$1,666,743	$1,666,706	$1,666,743	$1,666,706
Demand loans, secured	(1,036,851)	(120,000)	(1,036,851)	(120,000)

	$629,892	$1,546,706	$629,892	$1,546,706

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and net realizable value.

(e)	Capital Assets

Capital assets are recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates prorated from initial utilization:

Plant	5% & 33%
Land improvements	8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30%, & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as capital assets.

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over 10 years.
Goodwill	Recorded at cost; amortized on a straight-line basis over 10 years.
Technology license	Recorded at cost; amortized on a straight-line basis over 20 years.
Deferred aquisition costs	Recorded at cost; amortized on a straight-line basis over 4 years.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

1.	Significant Accounting Policies (continued)

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains are presented as a component of equity.

(i)	Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at June 30, 2003, cash equivalents were $692,880 (June 30, 2002 — $538,823; September 30, 2002 — $1,251,042).

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of “The Handbook of the Canadian Institute of Chartered Accountants”. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(k)	Stock-based Compensation

Stock-based compensation is accounted for following the guidelines set out in the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870. As permitted by the CICA Handbook, Section 3870, the Company has chosen not to recognize consideration paid by employees on exercise of stock options to its employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

(l)	Earnings per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments which assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

2.	Inventories

	June 30,	June 30,	September 30,
	2003	2002	2002

Raw materials and supplies	$607,474	$624,319	$712,527
Work-in-process	50,178	50,933	55,697
Finished goods	258,925	284,681	316,118

	$916,577	$959,933	$1,084,342

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

3.	Capital Assets

	June 30,			June 30,	September 30,
	2003			2002	2002

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Land	$1,698,133	$—	$1,698,133	$1,490,483	$1,603,295
Plant	1,733,324	734,004	999,320	602,439	751,438
Land improvements	608,016	406,976	201,040	156,085	145,734
Equipment	8,781,148	5,420,016	3,361,132	3,635,442	3,142,417
Office equipment	110,836	91,481	19,355	9,979	21,133
Leasehold improvements	180,731	145,919	34,812	56,145	52,103
Computer equipment	347,974	313,155	34,819	41,576	36,512
Bag plates and artwork	390,512	338,392	52,120	55,194	49,070
Automotive equipment	888,639	470,694	417,945	113,688	147,887
Construction-in-progress	1,110,271	—	1,110,271	—	—

	$15,849,584	$7,920,637	$7,928,947	$6,161,031	$5,949,589

4.	Assets Under Capital Leases

	June 30,			June 30,	September 30,
	2003			2002	2002

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Equipment	$3,081,028	$611,693	$2,469,335	$1,721,705	$2,185,695
Office equipment	23,775	17,039	6,736	17,938	14,808

	$3,104,803	$628,732	$2,476,071	$1,739,643	$2,200,503

5.	Other Assets

	June 30,	June 30,	September 30,
	2003	2002	2002

Deferred costs, net of accumulated amortization of $228,496 (June 30, 2002 - $213,340; September 30, 2002 -218,570)	$—	$15,156	$9,926
Goodwill, net of accumulated amortization of $49,485 (June 30, 2002 - $42,154; September 30, 2002 - $43,986)	23,828	31,159	29,327
Trademarks, net of accumulated amortization of $16,750 (June 30, 2002 - $13,654; September 30, 2002 - $14,428)	14,210	17,306	16,532
Technology license, net of accumulated amortization of $604 (June 30, 2002 - $526; September 30, 2002 - $545)	953	1,031	1,012
Performance bond, at cost	—	757,650	—

	$38,991	$822,302	$56,797

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

6.	Demand Loans, Secured

(a)	At June 30, 2003, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities which included a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest a RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest a RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. At June 30, 2003, borrowings outstanding on the revolving operating lines of credit were $650,000 (June 30, 2002 — $120,000; September 30, 2002 — nil). The standby loan/lease has not been drawn on.

(b)	The Company’s Florida subsidiary, CRRI, had lending facilities consisting of a revolving line of credit of US $300,000 (Cdn $404,220) and a demand construction loan facility with a maximum value of US $850,000 (Cdn $1,174,240). As at June 30, 2003, there have been no borrowings under the revolving line of credit and US $450,387 (Cdn $606,851) has been drawn on the construction loan facility.

The loans are secured and are subject to certain financial covenants including a minimum debt service coverage and a maximum ratio of debt to worth. The loans are guaranteed by the Company, EII and Greencycle. Interest rates for each of the loan segments are as follows:

Line of Credit:	floating at the 30-day London Interbank Offered Rate (“LIBOR”) plus 350 basis points;
Construction loan:	floating at the 30-day LIBOR plus 325 basis points.

The Company was in compliance with all covenants at June 30, 2003.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

7.	Long Term Debt

	June 30,	June 30,	September 30,
	2003	2002	2002

Notes Payable
Various notes bearing interest at 7.0% to 10.5% per annum and repayable in up to 60 monthly installments of principal and interest through 2008, collateralized by the related equipment.	$2,282,662	$3,016,323	$2,482,480
Less: Principal due within one year	864,308	1,219,312	1,078,108

Long-term portion	$1,418,354	$1,797,011	$1,404,372

Principal obligations due within the next five years are as follows:

2004	$864,308
2005	591,498
2006	478,987
2007	236,928
2008	110,941

$2,282,662

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment repayable over varying terms from 36 to 62 months at interest rates ranging from 5.25% to 12.99% per annum. Future minimum lease payments are as follows:

	2004	$600,986
	2005	604,824
	2006	598,589
	2007	520,146
	2008	140,011

Minimum lease payments		2,464,556
Less: amounts representing interest		286,913

Present value of obligations under capital leases		2,177,643
Less: principal due within one year		482,168

Long term portion		$1,695,475

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

9.	Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,269,486 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has agreed to provide one of the directors, if requested, a guarantee and postponement of claim supported by a registered charge over the accounts receivable of its Florida subsidiary, Consolidated Resource Recovery Inc.

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loans are subrogated to the Royal Bank of Canada debt (note 6(a)).

While the terms of repayment for the loans are on a demand basis, it is the lenders intent not to call for repayment of the debts on or before June 30, 2004.

10.	Share Capital

Authorized:

50,000,000 common shares, no par value

Issued and fully paid:

	June 30, 2003		June 30, 2002		September 30, 2002

	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital

Balance, beginning of period	9,976,299	$15,970,199	9,913,799	$15,945,824	9,913,799	$15,945,824
Issued during the period:
Exercise of options for cash	18,000	6,660	62,500	24,375	62,500	24,375
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	9,994,299	$15,323,082	9,976,299	$15,316,422	9,976,299	$15,316,422

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

10.	Share Capital (continued)

(a)	The Company has directors’ and employees’ stock options outstanding as follows:

	Shares	Exercise Price	Expiry Date

Directors Directors Directors Employees Employees Employees Employees Employees*	115,000 402,500 15,000 27,900 34,500 105,000 156,000 30,000	0.39 0.60 0.60 0.39 0.27 0.27 0.60 0.60	December 18, 2003 March 14, 2007 March 20, 2007 December 18, 2003 February 15, 2005 February 15, 2005 March 14, 2007 March 14, 2007

885,900

* This option is vested as to 20,000 shares on March 15, 2003 and will vest as to 10,000 additional shares on March 31, 2004, provided that the employee is employed by the Company on the vesting date.

(b)	As at June 30, 2003, the Company had issued 885,900 exercisable stock options with a weighted average exercise price of $0.51. The weighted average remaining contractual life of the options outstanding is 3.1 years.

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding, October 1, 2002	911,900	$0.51
Granted	0	0.00
Cancelled	(8,000)	0.44
Exercised	(18,000)	0.37

Outstanding, June 30, 2003	885,900	$0.51

(c)	On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 Common shares of the Company are issuable under the plan including 911,900 options outstanding on the date of adoption.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

11.	Related Party Transactions

Included in accounts payable and accrued liabilities at June 30, 2003 were amounts aggregating $369,099 (June 30, 2002 - $549,468; September 30, 2002 - $740,765) payable to directors of the Company for accrued management remuneration, expenses reimbursements and accrued loan interest. In addition to the loans, as detailed in Note 9, the Company entered into the following transactions with the directors of the Company:

	June 30,	June 30,	September 30,
	2003	2002	2002

Management remuneration	$260,750	$231,805	$554,728
Interest and loan fees	134,527	123,658	168,555

	$395,277	$355,463	$723,283

12.	Geographically Segmented Information

Nine months ended June 30, 2003:	Canada	United States	Consolidated

Sales to unaffiliated customers	3,243,570	15,726,885	18,970,455
Inter-segment revenue (expense)	513,375	(513,375)	—

Total revenue	3,756,945	15,213,510	18,970,455

Net earnings before income taxes	17,445	836,853	854,298
Income taxes	—	265,443	265,443

Net earnings for the period	17,445	571,410	588,855

Identifiable assets on June 30, 2003	4,136,065	13,270,134	17,406,199

Nine months ended June 30, 2002:	Canada	United States	Consolidated

Sales to unaffiliated customers	3,483,176	17,753,242	21,236,418
Inter-segment revenue (expense)	479,213	(479,213)	—

Total revenue	3,962,389	17,274,029	21,236,418

Net earnings before income taxes	112,893	1,077,782	1,190,675
Income taxes	—	1,291	1,291

Net earnings for the period	112,893	1,076,491	1,189,384

Identifiable assets on June 30, 2002	4,122,568	10,911,490	15,034,058

Year ended September 30, 2002:	Canada	United States	Consolidated

Sales to unaffiliated customers	3,917,963	23,839,760	27,757,723
Inter-segment revenue (expense)	791,781	(791,781)	—

Total revenue	4,709,744	23,047,979	27,757,723

Net earnings (loss) before income taxes	(148,807)	1,687,109	1,538,302
Income tax recovery	(13,967)	(596,088)	(610,055)

Net earnings (loss) for the year	(134,840)	2,283,197	2,148,357

Identifiable assets on September 30, 2002	3,295,707	12,669,599	15,965,306

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
June 30, 2003 and 2002

13.	Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2002. This agreement provides for a total monthly salary of approximately Cdn $13,401 (US $9,946) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index. Negotiations are presently underway to renew the contract on substantially the same terms.

The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn $1,361,574 (including US $865,867) for the nine months ended June 30, 2003. Minimum future rental payments under these leases are as follows:

2004	$1,443,881
2005	1,143,781
2006	177,848

$2,765,510

In February, 2003 the Company’s subsidiary, CRRI commenced construction of a yard waste processing facility and new operations/administrative facilities on the property acquired by it in 2002. The facilities are expected to be completed in late summer to mid-September, 2003 at a forecast cost of US $2,029,000 (Cdn $2,861,000) As at June 30, 2003, the CRRI estimates the remaining costs to complete the project to be US $658,000 (Cdn $887,000). At June 30, 2003, the company had entered into contracts totalling US $965,051 towards the construction costs of which US $451,560 remained outstanding (Cdn $1,300,310 and Cdn $608,432 respectively).

14.	Income Taxes

The consolidated group has non-capital losses available to reduce taxable income earned in Canada and the United States this year. No future benefit for these losses has been recognized in these financial statements.

Any income tax provision and liability relate to EII and its subsidiaries. Deferred income taxes result from timing differences in the recognition of various expenses for tax and financial reporting purposes. These differences primarily include amortization and various accruals and reserves recognized in different periods for tax and financial reporting purposes.

15.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, demand loans, accounts payable and accrued liabilities, loans payable, and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

16.	Comparative Amounts

Certain 2002 comparative amounts have been reclassified to conform with the financial statement presentation adopted for 2003.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Cost of Sales
For the nine months ended June 30, 2003 and 2002

	3 months	3 months	9 months	9 months
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Direct Materials
Inventory, beginning of period	$715,717	$754,819	$712,527	$825,951
Purchases of direct materials and subtrades	963,598	1,374,971	1,893,398	3,189,035
Testing	4,156	7,742	15,513	17,654

Cost of direct materials available for use	1,683,471	2,137,532	2,621,438	4,032,640
Less: Inventory, end of period	(607,474)	(624,319)	(607,474)	(624,319)

Direct materials used	1,075,997	1,513,213	2,013,964	3,408,321
Direct labour	997,833	1,073,332	2,839,579	3,064,432
Manufacturing overhead	2,169,620	2,274,001	6,396,381	6,456,966

Manufacturing costs incurred for the period	4,243,450	4,860,546	11,249,924	12,929,719
Work-in-process, beginning of period	51,234	56,241	55,697	83,133

	4,294,684	4,916,787	11,305,621	13,012,852
Less: Work-in-process, end of period	(50,178)	(50,933)	(50,178)	(50,933)

Cost of goods manufactured	4,244,506	4,865,854	11,255,443	12,961,919
Finished goods, beginning of period	609,511	655,517	316,118	185,716

	4,854,017	5,521,371	11,571,561	13,147,635
Less: Finished goods, end of period	(258,925)	(284,681)	(258,925)	(284,681)

Cost of sales for the period	$4,595,092	$5,236,690	$11,312,636	$12,862,954

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Direct Selling Expenses
For the nine months ended June 30, 2003 and 2002

	3 months	3 months	9 months	9 months
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Advertising	$18,323	$24,725	$44,901	$56,012
Amortization — bag plates and artwork	4,632	6,124	13,811	18,144
Automobile	990	990	2,970	2,970
Bad debts	22,062	27,721	50,460	59,518
Commissions	2,100	2,100	6,300	6,300
Discounts and allowances	82,611	73,275	110,634	154,713
Entertainment and promotion	444	193	1,571	863
Freight out	1,120,268	1,231,930	2,702,141	3,234,903
Marketing consulting	6,559	7,075	20,821	21,227
Miscellaneous	16,715	70,851	29,262	84,941
Travel	89,065	72,406	259,335	228,060

Direct selling expenses	$1,363,769	$1,517,390	$3,242,206	$3,867,651

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
For the nine months ended June 30, 2003 and 2002

	3 months	3 months	9 months	9 months
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Advertising	$6,025	$6,611	$34,350	$20,782
Amortization	70,646	82,639	219,941	262,720
Automobile	7,615	6,778	25,358	17,926
Bank charges and interest	5,546	21,747	16,424	34,315
Business taxes, licenses and fees	18,054	38,775	55,292	63,813
Consulting fees	50,586	31,968	145,802	88,218
Education and training	10,713	6,521	25,695	16,220
Entertainment and promotion	17,265	14,649	45,318	43,485
Foreign exchange loss (gain)	5,782	47,713	1,858	39,236
Insurance	6,858	5,545	18,606	15,295
Interest on long-term debt	145,627	183,978	432,076	507,323
Management remuneration	110,376	78,310	260,750	231,805
Miscellaneous	6,659	9,143	21,915	22,781
Office and stationery	31,923	23,371	76,711	71,556
Professional fees	87,498	65,375	215,398	218,042
Rent and office services	29,490	36,514	98,745	117,466
Shareholder relations	6,824	10,007	27,165	27,905
Telephone	45,398	49,040	128,730	133,273
Transfer agent and filing fees	9,165	3,907	21,330	7,077
Travel	21,615	19,306	68,955	66,556
Wages and benefits	561,545	564,790	1,753,517	1,695,350

General and administrative expenses	$1,255,210	$1,306,687	$3,693,936	$3,701,144

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE THIRD
QUARTER ENDED JUNE 30, 2003

SCHEDULE A:	FINANCIAL INFORMATION

     See accompanying unaudited financial statements for the nine months ended June 30, 2003.

SCHEDULE B:	SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs: See accompanying unaudited financial statements for the nine months ended June 30, 2003.

2.	Related party transactions: See Note 11 to the financial statements.

3.(a)	Summary of securities issued: See Note 10 to the financial statements.

3.(b)	Summary of options granted: See Note 10(a) to the financial statements.

4.(a)	Summary of authorized share capital: See Note 10 to the financial statements.

4.(b)	Number and recorded value of shares issued: See Note 10 to the financial statements.

4.(c)	Description of options, warrants and convertible securities: See Note 10(a) and 10(b) to the financial statements.

4.(d)	Shares subject to escrow or pooling agreements: None

5.(a)	Directors: Douglas R. Halward Derrick M. J. Rolfe James E. H. Darby Richard J. M. Chase Howard S. Steinberg

5.(b)	Officers: James E. H. Darby–Chairman, Chief Executive Officer and Secretary Douglas R. Halward–President

SCHEDULE C:	MANAGEMENT DISCUSSION

     See accompanying Management Discussion.

MANAGEMENT DISCUSSION AND ANALYSIS
June 30, 2003

Information About Industry Segments

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

The following information should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the nine months ended June 30, 2003 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Segmented information on the Canadian and US operating units are presented in note 12 of the unaudited consolidated financial statements and a discussion of the operating results is presented below according to these operating units.

Overall Results

The Company has reported third quarter net earnings for the three months ended June 30, 2003 of $688,366 or $0.07 per share ($0.07 fully-diluted) compared to net earnings of $1,099,631 or $0.11 per share ($0.11 fully-diluted) for the comparable quarter of 2002. For the nine months ended June 30, 2003 the Company had net earnings of $588,855 or $0.06 per share ($0.06 fully-diluted) compared to net earnings of $1,189,384 or $0.12 per share ($0.12 fully-diluted) for the same nine months of 2002. Third quarter revenues declined 10% over the third quarter of 2002 due to the effects of the strengthening Canadian dollar versus its US counterpart. Compared to last year’s third quarter, tipping fees and bulk sales declined 10% and 17% respectively. Overall sales for the nine month period continue to show the effects of the first quarter $1.5 million drop in tipping revenue with total revenue declining by $2.3 million or 11% over the same nine month period of 2002. Third quarter gross margins improved slightly and strong cost controls served to keep pre-tax earnings reasonably in line with the previous year. Income tax provisions of $125,000 for the quarter and $265,000 for the nine months also impacted net earnings compared to the same periods in 2002 where earnings were sheltered from tax by the utilization of prior year losses. Cash flow from operations after changes in non-cash working capital items in the third quarter were comparable to the same quarter in 2002, but cash flow after changes in working capital declined by $561,000 over the same nine month period in 2002 due largely from an increase in US receivables compared to last year at this time.

US Operations

Revenues for the quarter, at just over Cdn $5.8 million, were off less than 2% in terms of US Funds, while unfavourable currency translation differences brought the sales reduction to 11% for the quarter. Revenues for the nine months were approximately $2 million lower than the first nine months of 2002 which included higher than usual storm related revenues and revenues from a large private sector project which completed late in 2002. Our core business from local municipal work improved over the comparable quarter of last year, while margins increased and selling costs (freight) were reduced as a result of the lower activity in the first quarter and strong cost controls in the second and third quarters. The Company’s Florida subsidiary commenced construction in February, 2003 of a yard waste facility and new operations/administrative facilities on the property acquired by it in 2002. The project is proceeding smoothly and on schedule for completion in late summer to mid-September, 2003. The Company has utilized US $450,000 of its US $850,000 construction financing facility.

Canadian Operations

Revenues in the third quarter declined by 7% and 7% for the nine months ended June 30, 2003 over the comparable periods of 2002. Tipping fees increased 16%, bulk sales declined 11%, and packaged sales declined 7% in the third quarter compared to the same quarter of 2002. For the nine months, tipping fees have increased 9%, bulk sales rose by 12%, and packaged sales declined by 10% over the comparable period for last year. Customer reluctance to place early Spring orders and inclement weather in March, which affected packaged sales in the first two quarters, were not fully recouped in the third quarter. The Abbotsford storm water diversion system, completed in the first quarter, is working as planned and we continue to be within permit levels.

Liquidity and Capital Resources

Net earnings in the third quarter continued to provide good cash flow from operations after changes in working capital. While working capital has been depleted from September 30, 2002 levels with the construction of the new facilities in Florida, the Company has cash resources to meet day-to-day operating requirements with sufficient cash and credit facilities in place to fund the remainder of the construction costs. The rising Canadian dollar, while having a detrimental effect on revenues, has had a favourable impact on our debt position relative to our US dollar denominated debt.

Outlook

As we reported to you in earlier management discussions, there is still a certain amount of anxiety in the American economy. The slower economy, competitive pressures, rising fuel costs, and the resurgence of the Canadian dollar have all been major factors affecting our operations thus far in the fiscal year, and, could continue to be factors which will affect our operations in the remaining quarter of 2003. The effect of weather patterns, which have deviated from norms over the past three to five years, and deferrals in public and private investment are still challenges to be faced in this fiscal year. We look forward to completion of the Florida facilities by the end of the fiscal year.

[signed]	[signed]

James E. Darby Chairman and Chief Executive Officer	Douglas R. Halward President

EXHIBIT B

Consolidated Envirowaste Industries Inc.
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports Third Quarter Earnings
Abbotsford, British Columbia – August 29, 2003

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD) announced today its results for the nine months ended June 30, 2003. A complete copy of the Company’s third quarter report is available on the World Wide Web at www.sedar.com. Excerpts from the quarterly unaudited financial statements are as follows:

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Sales	$8,050,600	$8,966,947	$18,970,455	$21,236,418
Income before income taxes	813,742	1,100,922	854,298	1,190,675
Income tax expense	125,376	1,291	265,443	1,291
Net Earnings	688,366	1,099,631	588,855	1,189,384
Basic earnings per common share	0.07	0.11	0.06	0.12
Diluted earnings per common share	0.07	0.11	0.06	0.12
Weighted average common shares outstanding	9,994,299	9,976,299	9,985,596	9,940,127

The Company has reported third quarter net earnings for the three months ended June 30, 2003 of $688,366 or $0.07 per share ($0.07 fully-diluted) compared to net earnings of $1,099,631 or $0.11 per share ($0.11 fully-diluted) for the comparable quarter of 2002. For the nine months ended June 30, 2003 the Company had net earnings of $588,855 or $0.06 per share ($0.06 fully-diluted) compared to net earnings of $1,189,384 or $0.12 per share ($0.12 fully-diluted) for the same nine months of 2002. Third quarter revenues declined 10% over the third quarter of 2002 due to the effects of the strengthening Canadian dollar versus its US counterpart. Overall sales for the nine month period continue to show the effects of the first quarter $1.5 million drop in tipping revenue with total revenue declining by $2.3 million or 11% over the same nine month period of 2002. Third quarter gross margins improved slightly and strong cost controls served to keep pre-tax earnings reasonably in line with the previous year. Income tax provisions of $125,000 for the quarter and $265,000 for the nine months also impacted net earnings compared to the same periods in 2002 where earnings were sheltered from tax by the utilization of prior year losses. Cash flow from operations after changes in non-cash working capital items in the third quarter were comparable to the same quarter in 2002, but cash flow after changes in working capital declined by $561,000 over the same nine month period in 2002 due largely from an increase in US receivables compared to last year at this time. While working capital has been depleted from September 30, 2002 levels with the construction of the new facilities in Florida, the Company has cash resources to meet day-to-day operating requirements with sufficient cash and credit facilities in place to fund the remainder of the construction costs and look forward to its completion towards the end of the fiscal year.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

Per: “James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.